SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No._________)*


                           Killearn Properties, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.10 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   494125707
           --------------------------------------------------------
                                 (CUSIP Number)

J.T. Williams
Killearn, Inc.
1570 Rock Quarry Road, Suite B
Stockbridge, GA  30281
(770) 389-2004

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 11, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))





CUSIP No. 494125707                   13D


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 (1) Names of Reporting Persons.  S.S. or IRS Identification Nos. of Above
     Persons

J.T. Williams
------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)
     of a Group*                               (b)
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 (3) SEC Use Only

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 (4) Source of Funds*
     OO
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 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     U.S.A.
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 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power           		58,746
 by Each Reporting           -------------------------------------------------
 Person With                  (8) Shared Voting
                                  Power                   148,200 (See Item 5)
                             -------------------------------------------------
                              (9) Sole Dispositive
                                    Power           		58,746
                             -------------------------------------------------
                             (10) Shared Dispositive
                                  Power                   148,200 (See Item 5)
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     206,946  (See Item 5)
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
     23.3%
------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



ITEM 1.   SECURITY AND ISSUER.

      This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Killearn Properties, Inc. ("Issuer"). The principal executive offices of Issuer are located at 385 Country Club Drive, Stockbridge, Georgia 30281.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of J.T. Williams (the "Reporting Person"). The Reporting Person's principal employment is President and director of Killearn, Inc. ("Killearn"), a Georgia corporation having its principal place of business located at 1570 Rock Quarry Road, Suite B, Stockbridge, GA 30281. Killearn's principal business is investment in real estate and operation of golf courses and hotels.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     58,746 shares (the "Trust Shares") of Issuer's Common Stock were acquired by the Killearn Properties, Inc. Profit Sharing Trust (the "Trust") using funds held in the Trust for investment purposes. Killearn purchased 148,200 shares (the "Killearn Shares" and together with the Trust Shares, the "Shares") of Issuer's Common Stock on the open market with cash from working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

      All of the Shares have been acquired for investment. Although the Reporting Person has not formulated any definitive plans, the Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when such person deems it appropriate. Any decision of the Reporting Person either to purchase additional shares of Common Stock of the Issuer or to dispose of any shares may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. The Reporting Person may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors it deems relevant.

      Except as indicated above or elsewhere herein, the Reporting Person has no present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

     a. The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of Issuer;

     f. Any other material change in Issuer's business or corporate structure;

     g. Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     h. Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person is the beneficial owner of 206,946 shares of Common Stock, representing approximately 23.3% of the outstanding shares of Issuer's Common Stock, based on 887,412 outstanding shares of Common Stock as reported on Issuer's Form 10-QSB for the quarter ended October 31, 1998. Such amount includes 148,200 shares of Common Stock owned by Killearn of which the Reporting Person is the President, a director and owner of 66% of the equity securities and 58,746 shares held by Profit Sharing Trust of the Issuer of which the Reporting Person recently became the sole beneficiary and which such shares shall be distributed to the Reporting Person within 60 days from the date hereof. The Reporting Person shares the power to vote and to dispose of the Killearn Shares with the other directors of Killearn and will have the sole power to vote and dispose of the Trust Shares upon the distribution of the Trust Shares to the Reporting Person. Except as described herein, no transactions in the Common Stock were effected by the Reporting Person in the sixty day period preceding the date of this filing. Killearn has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Killearn Shares.

      Other than as described herein, the Reporting Person is not the beneficial owner of any other shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.




      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                         By:/s/ J.T. Williams, Jr
			        J.T. Williams, Jr.

  January 19, 1999